UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ____)*


MILLENNIUM INDIA ACQUISITION COMPANY INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

60039Q101
(CUSIP Number)


David H. Lesser
Hudson Bay Partners, LP
301 Winding Road
Old Bethpage, NY 10804
Tel. No.: (212) 750-0371
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

with a copy to

Richard Baumann, Esq.
Morrison Cohen LLP
909 Third Avenue
New York, NY 10022


N/A
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Exchange Act) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1
NAMES OF REPORTING PERSON:

Hudson Bay Partners, LP

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)   ?
(b)   ?

3
SEC USE ONLY

4
SOURCE OF FUNDS:

WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e): ?

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

New York
NUMBER OF
SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
7
SOLE VOTING POWER

173,899


8
SHARED VOTING POWER



9
SOLE DISPOSITIVE  POWER

173,899


10
SHARED DISPOSITIVE  POWER


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

173,899

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%*
14
TYPE OF REPORTING PERSON

LP

* Millennium India Acquisition Company Inc., a Delaware corporation (the Issuer), reported in its definitive proxy statement filed with the U.S. Securities and Exchange Commission (SEC) on Schedule
14A (File No. 811-22156) on August 2, 2013, that there are 8,219,875 shares of its common stock, par value $0.0001 per share (Common
Stock), issued and outstanding. Hudson Bay Partners, LP, a Delaware limited partnership, and the Reporting Person herein (HBP), directly owns 173,899 shares of Common Stock. HBP may therefore be deemed to beneficially own 173,899 shares of Common Stock, representing 2.1% of all the issued and outstanding shares of Common Stock of the Issuer as of the filing date hereof. As reported by HBP in its preliminary consent solicitation and proxy statement filed with the SEC on
Schedule 14A (File No. 811-22156) on August 22, 2013, and by
Fir Tree Inc. (Fir Tree) and others in their Schedule 13D filed with the SEC (File No. 005-82071) on August 22, 2013, there were 1,370,692 shares of Common Stock deemed to be beneficially owned by Fir Tree
(Fir Tree Shares) as of the filing date of such documents. Although Fir Tree is unrelated to HBP, Fir Tree is party to an agreement with HBP pursuant to which Fir Tree has agreed to vote the Fir Tree Shares with HBP in respect of certain matters that may be presented for a vote of the Issuers stockholders. As a result of their agreement, Fir Tree and HBP may be deemed to constitute a group within the meaning of
Section 13(d) of the Securities Exchange Act of 1934. When taking into account the voting power of the Fir Tree Shares, HBP may be deemed to be exercise voting power in respect of 18.8% of all the issued and outstanding shares of Common Stock of the Issuer as of the filing date hereof.


Notes to Schedule 13D:

HBP disclaims beneficial ownership of the shares of Common Stock referred to herein except to the extent of HBPs pecuniary interest therein.



Item 1. Security and Issuer.

Securities acquired:

Common stock, par value $0.0001 per share (Common Stock).

Issuer:

Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 30F
New York, NY 10016


Item 2. Identity and Background.

(a), (b) Name of Person Filing, Address of Principal Place of Business and Principal Office, and Place of Organization:

Hudson Bay Partners, LP (HBP)
301 Winding Road
Old Bethpage, NY 10804
A Delaware limited partnership

      (c) Principal occupation or employment: HBP is an investment firm. HBP invests in public and private investment opportunities.

     (d) Conviction in criminal proceedings: HBP has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Civil proceedings: HBP has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Information regarding the general partner of HBP and the owner and president of such general partner is set forth in Exhibit 1 to this Schedule 13D and incorporated herein by reference.


Item 3. Source and Amount of Funds or Other Consideration.

     All of the shares of Common Stock held by HBP have been acquired using the working capital of HBP.


Item 4. Purpose of the Transaction.

       HBP acquired the shares of Common Stock for investment purposes based on the belief that such securities, when acquired, represented an attractive investment opportunity. HBP anticipates that it may continue to acquire additional securities of the Issuer and expects to continuously review its investment in the Issuer and, depending on various factors, including but not limited to the price of shares of Common Stock, the terms and conditions of the relevant transaction, prevailing market conditions, the Issuers financial condition, results, business, operations and prospects, other investment opportunities, HBPs liquidity and diversification objectives and/or such other investment considerations as HBP deems relevant, may at any time or from time to time, and subject to required regulatory approvals, if any, acquire additional shares of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock, on the open market, in privately negotiated transactions, directly from the Issuer or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

       Although the HBP has no specific plan or proposal to dispose of shares of Common Stock, HBP may also, at any time or from time to time, dispose of or distribute some or all of its Common Stock or such other securities as it may own or subsequently acquire, depending on various factors, including but not limited the price of shares of Common Stock, the terms and conditions of the relevant transaction, prevailing market conditions, the Issuers financial condition, results, business, operations and prospects, other investment opportunities, HBPs liquidity and diversification objectives and/or such other investment considerations as HBP deems relevant.

       As a result of concerns about the direction of the Issuer, on August 22, 2013, HBP filed with the SEC on Schedule 14A a preliminary consent solicitation and proxy statement relating to the Issuer (File No. 811-22156). In connection therewith, HBP intends to undertake a written consent solicitation of the stockholders of the Issuer in order to remove all of the existing directors of the Issuer, elect a new board of directors and take related actions. In addition, to address the possibility that the consent solicitation may not be not completed before the Issuers annual meeting of stockholders, currently scheduled for October 21, 2013, HBP is simultaneously nominating five individuals for election at the Issuers annual meeting and soliciting proxies in favor of their election.

       In addition, on August 22, 2013, HBP and Fir Tree entered into an agreement and a related letter agreement (HBP Agreement) for the purpose of agreeing to coordinate certain efforts with respect to HBPs proposal of certain actions relating to the Issuer. Pursuant to the HBP Agreement, HBP has proposed to engage in a strategy with respect to the Issuer to influence the Issuers board of directors to enhance shareholder value, including, without limitation, the following: (i) restructure the Issuer;
(ii) work to exit the Issuers sole investment; (iii) reduce overhead; and
(iv) propose and implement a new business plan to enhance shareholder value (or liquidate the Issuer) (clauses (i)-(iv), collectively, the Business Objective).

       In connection with the Business Objective, Fir Tree has agreed, among other things, that during the period commencing on August 22, 2013 and continuing until the termination of the HBP Agreement, at any meeting (whether annual or special or whether or not an adjourned or postponed meeting) of the holders of Common Stock or action by written consent of the holders of Common Stock, however called, Fir Tree and any of its or its controlled affiliates respective investment funds, managed accounts or other investment vehicles managed or advised by them, including Fir Tree Value and Fir Tree Capital
(Fir Tree Entities), will cause their respective shares of Common Stock to be counted as present thereat and to vote such shares of Common Stock (i) in favor of any matters necessary for the advancement of the Business Objective and (ii) against any action, proposal, agreement or transaction that is intended that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the Business Objective. The foregoing obligations of the Fir Tree Entities terminate upon the earlier of the termination of the HBP Agreement, as described below, and the first to occur of the following events (each, a Trigger Event):

* the second annual meeting of shareholders after August 22, 2013 in the event HBP has not been successful in obtaining the election or appointment to the Issuers board of directors of a number of HBP nominees representing at least a majority of the Issuers board of directors (Appointment Event);

* the liquidation of the Issuer if the Issuer agrees to liquidate;

* if an Appointment Event occurs and HBP and Fir Tree are unable to agree upon a new business plan for the Issuer within twelve months after the date of the occurrence of the Appointment Event; and

* in the event an Appointment Event occurs and HBP and Fir Tree are able to agree upon a new business plan for the Issuer within twelve months after the date of the occurrence of the Appointment Event, the earlier of (x) the sale of the shares of Common Stock held by the Fir Tree Entities and (y) December 31, 2017.

       Pursuant to the terms of the HBP Agreement, the Fir Tree Entities are prohibited from selling or transferring any Common Stock prior to the occurrence of a Trigger Event. The HBP Agreement does not restrict HBP from acquiring, selling or transferring any Common Stock beneficially owned by HBP.

       The HBP Agreement also provides that upon the occurrence of an Appointment Event, HBP and Fir Tree shall discuss a new business plan for the Issuer which can be recommended to the Issuer; however, if HBP and Fir Tree shall be unable to agree upon such a new business plan within twelve months following the Appointment Date, then HBP shall seek to pursue an orderly liquidation of the Issuer or such other plan acceptable to Fir Tree.

       Subject to the foregoing, the HBP Agreement terminates on December 31, 2017, unless the parties mutually agree to an earlier termination.

       The parties have further agreed that upon the occurrence of a Trigger Event, Fir Tree will pay HBP a success fee equal to 30% of the appreciation (if any) of each of the shares of Common Stock held by the Fir Tree Entities over $0.73 per share. Following the occurrence of a Trigger Event, provided that the value of the shares of Common Stock held by the Fir Tree Entities at the time of the Trigger Event exceeds $0.82 per share, Fir Tree has also agreed to pay HBP a consulting fee of $100,000. Any such success fee and consulting fee are payable within 15 days following the occurrence of the Trigger Event.

     The foregoing description of the HBP Agreement is generalized does not purport to be complete and, as such, is subject to and qualified in its entirety by reference to the full text of the HBP Agreement, which has been attached as Exhibit 2 to this Schedule 13D and which is incorporated in this Item 4 by reference.

       HBP may participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to the shares of Common Stock it owns and through the performance of Fir Tree of its obligations under the terms of the HBP Agreement. Also, consistent with its investment purposes, HBP may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business plan and objectives and the composition of the board of directors. HBP may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock or the disposition of shares of Common Stock held by HBP or other persons, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

       Except to the extent the foregoing, HBP has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. HBP may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of
Schedule 13D, to the extent deemed advisable by HBP.


Item 5. Interest in Securities of the Issuer.

     (a), (b)  HBP directly owns 173,899 shares of Common Stock.
HBP may therefore be deemed to beneficially own 173,899 shares of Common Stock, representing 2.1% of all the issued and outstanding shares of Common Stock of the Issuer as of the filing date hereof (based on the report of the Issuer in its definitive proxy statement filed with the SEC on Schedule 14A (File No. 811-22156) on August 2, 2013, that there are 8,219,875 shares of Common Stock issued and outstanding).

     In addition, as reported by HBP in its preliminary consent solicitation and proxy statement filed with the SEC on Schedule 14A (File No. 811-22156) on August 22, 2013, and by Fir Tree Inc.
(Fir Tree) and others in their Schedule 13D filed with the SEC (File No. 005-82071) on August 22, 2013, there were 1,370,692 shares of Common Stock deemed to be beneficially owned by Fir Tree (Fir Tree Shares) as of the filing date of such documents.
Although Fir Tree is unrelated to HBP, Fir Tree is party to an agreement with HBP pursuant to which Fir Tree has agreed to vote the Fir Tree Shares with HBP in respect of certain matters that may be presented for a vote of the Issuers stockholders. As a result of their agreement, Fir Tree and HBP may be deemed to constitute a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934. When taking into account the voting power of the Fir Tree Shares, HBP may be deemed to be exercise voting power in respect of 18.8% of all the issued and outstanding shares of Common Stock of the Issuer as of the filing date hereof (based on the report of the Issuer in its definitive proxy statement filed with the SEC on Schedule 14A
(File No. 811-22156) on August 2, 2013, that there are 8,219,875 shares of Common Stock issued and outstanding).

     (c) During the sixty days prior to the filing date hereof, HBP engaged in those transactions in the Issuers securities described in Exhibit 3 to this Schedule 13D.

     (d)  Not Applicable.

     (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information regarding the HBP Agreement set forth in Item 4 hereof is incorporated in this Item 6 by reference. The summary of the HBP Agreement set forth in Item 4 hereof is subject to and qualified in its entirety by reference to the full text of the HBP Agreement, which has been attached as Exhibit 2 to this
Schedule 13D and which is incorporated in this Item 6 by reference.

     Except as described in this Schedule 13D, HBP is not a party to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.


Item 7. Materials to be Filed as Exhibits.




Exhibit 1

Information regarding the Instruction C persons



Exhibit 2

Agreement and Letter Agreement, by and between Fir Tree Inc. and
Hudson Bay Partners, LP, each dated as of August 22, 2013
Exhibit 3

HBPs transactions in the Issuers securities during the prior sixty days



SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 23, 2013
Hudson Bay Partners, LP





By its general partner, Hudson Bay Partners, Inc.





By:
/s/ David H. Lesser



Name:

David H. Lesser


Title:
President, Hudson Bay Partners, Inc.








INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, principal place of business and principal office, principal business and state of organization of each general partner of the applicable Reporting Person and the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Person or general partner thereof (such general partners, directors and executive officers, (Instruction C Persons). To the best of the Reporting Persons knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and
(ii) none of the Instruction C Persons owns any shares of the Issuers Common Stock.


Name

Position

Principal Place
of Business
and Principal Office/Address

Principal Business/
Principal Occupation

State of Organization/
Citizenship

Hudson Bay Partners, Inc.

General Partner of Hudson Bay Partners, LP
301 Winding Road Old Bethpage NY 11804
Acting as the general partner of Hudson Bay Partners, LP
New York corporation
David H. Lesser
100% owner
and
President of Hudson Bay Partners, Inc.
301 Winding Road Old Bethpage NY 11804
President of Hudson Bay Partners, Inc.
United States citizen





AGREEMENT
       THIS AGREEMENT (Agreement), dated as of August 22, 2013 (Effective Date), is by and between Hudson Bay Partners, LP (HBP) and Fir Tree Inc. (Fir Tree).
       WHEREAS, Fir Tree, through its controlled affiliates, and any of its or its controlled affiliates respective investment funds, managed accounts or other investment vehicles managed or advised by them (Fir Tree Entities), beneficially owns approximately 1,370,692 common shares (Shares) of Millennium
India Acquisition Company Inc. (the Company or SMCG);
       WHEREAS, HBP desires to pursue a strategy with respect to the Company to enhance shareholder value; and
       WHEREAS, the parties desire to coordinate certain efforts with respect to HBPs proposal of certain actions relating to the Company.
       NOW, THEREFORE, in consideration of the covenants and agreements set forth in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the parties agree as follows:
Business Objective.
       HBP proposes to engage in a strategy with respect to the Company to influence the Companys board of directors to enhance shareholder value including, without limitation, the following:
(i) restructure the Company, (ii) work to exit the Companys sole investment, (iii) reduce overhead, and (iv) propose and implement a new business plan to enhance shareholder value
(or liquidate the Company) (Business Objective).
Coordinated Activities.
       Fir Tree hereby agrees that, during the period commencing on the Effective Date and continuing until the termination of this Agreement in accordance with its terms, at any meeting (whether annual or special or whether or not an adjourned or postponed meeting) of the holders of the Company Shares or action by written consent of the holders of the Company Shares, however called, Fir Tree and the Fir Tree Entities will cause their Company Shares to be counted as present thereat to vote their Company Shares (i) in favor of any matters necessary for the advancement of the Business Objective and (ii) against any action, proposal, agreement or transaction that is intended that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the Business Objective.
       Fir Tree hereby agrees to provide information in its possession concerning the Company and its analysis to assist
HBP in conducting a summary valuation and review of the Company and its governing documents (except to the extent such information may not be provided due to any confidentiality obligations).
       Nothing contained in this Agreement shall in any way restrict HBP from acquiring, selling or transferring any Company Shares beneficially owned by HBP. Fir Tree agrees that it will not sell or transfer any Company Shares prior to the occurrence of a Trigger Event (as defined below); it being agreed between Fir Tree and HBP, that, in the event an Appointment Event (as defined below) occurs and HBP and Fir Tree are able to agree upon a new business plan for SMCG within twelve months after the Appointment Date (as defined below), as described in clause iv of Section 4 below, Fir Tree may sell or transfer any or all of its Company Shares subsequent thereto.
       If HBP provides nominees representing at least a majority of the SMCB Board that are elected or appointed to the SMCG Board (an Appointment Event and the date of such election or appointment, the Appointment Date), HBP and Fir Tree shall discuss a new business plan for SMCG which can be recommended to SMCG. If HBP and Fir Tree shall be unable to agree upon such a new business plan within twelve months following the Appointment Date, then HBP shall seek to pursue an orderly liquidation of SMCG or such other plan acceptable to Fir Tree.
Compliance and Reporting.
       Each party represents that it shall at all times comply with, and ensure that with respect to any actions undertaken pursuant to this Agreement by it or its affiliates shall comply with, all provisions of any applicable laws, rules or regulations. Each party hereby agrees to hold harmless and indemnify (Indemnifying Party) the other party and its affiliates (Indemnified Parties) for any cost, claim, liability or loss (including reasonable attorneys fees and expenses) suffered by the Indemnified Parties arising from the Indemnifying Partys violation of any applicable laws, rules or regulations.
       In accordance with Rule 13d-l(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (Exchange Act), each of the parties agrees to the joint filing on their behalf of the information required by Schedule 13D (or any amendment thereof) if any such filing becomes required at any time.
Each party shall be responsible for the accuracy and completeness of its own disclosure, and shall not be responsible for the accuracy or completeness of the information concerning the other party. The parties shall cooperate in connection with any other regulatory filing that may be required to be made in connection with the matters contemplated by this Agreement.

Termination. This Agreement will terminate no later than at 11:59 p.m. (New York time) on December 31, 2017, unless terminated earlier by the mutual written agreement of the parties. Notwithstanding the foregoing, Section 1 and 2 shall terminate upon the occurrence of a Trigger Event (as defined below).
Section 5 shall survive any termination of this Agreement.
       A Trigger Event shall be defined as the first to occur of the following:
              the second annual meeting of shareholders after the date hereof in the event HBP has not been successful in obtaining an Appointment Event;
              the liquidation of SMCG if SMCG agrees to liquidate; if an Appointment Event occurs and HBP and Fir Tree are unable to agree upon a new business plan for SMCG within twelve months after the Appointment Date;
              in the event an Appointment Event occurs and HBP and Fir Tree are able to agree upon a new business plan for SMCG within twelve months after the Appointment Date, the earlier of
(x) the sale of Fir Trees Company Shares and (y) December 31,
2017; and such other date as the parties mutually agree. Relationship of the Parties. Nothing in this Agreement shall be construed as creating among the parties any joint venture, partnership, association or other entity for any purpose (including, without limitation, for U.S. income tax purposes) or any agency relationship, nor shall any party, except as expressly set forth in this Agreement, (a) have the right, power or authority to create any obligation or duty, express or implied, on behalf of any other party or (b) have any fiduciary or other duties to any other party.

Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the Laws of the State of New York, excluding (to the greatest extent a New York court would permit) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York. The parties agree that any proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court sitting in the Borough of Manhattan, the City of New York. Each of the parties submits to the jurisdiction of any such court in any proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such proceeding. Each party irrevocably waives, to the fullest extent permitted by applicable law, any objection that such party may now or hereafter have to the laying of the venue of any such proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.
Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT
HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF EACH OF THE PARTIES IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND
ENFORCEMENT OF THIS AGREEMENT.

Miscellaneous. This Agreement (a) may not be assigned, amended, waived or modified except by a writing signed by each party,
(b) may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one find the same instrument and (c) represents the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes and replaces in all respects any and all prior agreements regarding the subject matter hereof between HBP and Fir Tree. For purposes of this Agreement beneficially own with respect to any securities shall mean having beneficial ownership of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

[Signature Page Follows]





       The parties have caused this Agreement to be executed as of the day and year first above written.

Hudson Bay Partners, LP


By: __/s/_________________________
Name:  David Lesser
Title:  President  of the General Partner


Fir Tree Inc.


By: __/s/_________________________
Name:  Brian Meyer
Title:  General Counsel





FIR TREE INC.
505 Fifth Avenue, 23rd Floor
New York, NY 10017


August 22, 2013

Hudson Bay Partners, LP
301 Winding Road
Old Bethpage, NY 11804

Re:	Millennium India Acquisition Company Inc.

Ladies and Gentlemen:

       Reference is made to that certain agreement (Agreement), dated as of August 22, 2013, by and between Hudson Bay
Partners, LP (HBP) and Fir Tree Inc. (Fir Tree).
Capitalized terms that are not defined herein shall be defined as set forth in the Agreement. This letter agreement supersedes and replaces in all respects any and all prior agreements regarding the subject matter hereof between HBP and Fir Tree.
In consideration for the execution of the Agreement, the parties agree as follows:

1.	Liability; Expenses.
       Subject to Section 2 below, neither party nor any of its affiliates (including the Fir Tree Entities) shall have liability of any kind whatsoever to the other party or any of the other partys affiliates in connection with any action taken under the Agreement. Each party will be responsible for its own out-of-pocket expenses in furtherance of the actions undertaken pursuant to the Agreement.

2.	Fees.
a.	Upon the occurrence of a Trigger Event, Fir Tree agrees
to pay HBP a success fee (Success Fee) equal to 30% of
the appreciation (if any) of each of its Company Shares over
$.73 per share.
b.	Following the occurrence of a Trigger Event, provided
that the value of the Company Shares at the time of the
Trigger Event exceeds $0.82 per share, Fir Tree agrees to pay HBP a consulting fee in an amount equal to $100,000
(Consulting Fee).
c.	The Success Fee for each Share and the Consulting Fee
will be payable within 15 days following the occurrence of the Trigger Event.

3.	Termination.
       This Agreement will terminate no later than at 11:59 p.m.
(New York time) on December 31, 2017, unless terminated earlier by the mutual written agreement of the parties.

4.	Governing Law; Jurisdiction.
       This Agreement shall be governed and construed in accordance with the Laws of the State of New York, excluding (to the greatest extent a New York court would permit) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York.

       If the foregoing is in accordance with your understanding of the agreement among us, please indicate your approval by signing and returning a copy of this Agreement to us.

Very truly yours,

Fir Tree Inc.


By: __/s/_________________________
Name:  Brian Meyer
Title:  General Counsel


Acknowledged and agreed:


Hudson Bay Partners, LP


By: ___/s/_______________________
	Name:  David Lesser
	Title:  President of the General Partner



Hudson Bay Partners
SMCG Purchases

Date
Quantity
 Price
 Amount ($)

8/21/13     1,000   0.80    $800.00
8/20/13	    6,000    0.80    $4,800.00
8/19/13	    2,000    0.80    $1,600.00
8/15/13    1,500    0.80    $1,200.00
8/14/13	    5,000    0.84    $4,175.00
8/5/13	    8,000    0.80    $6,400.00
8/5/13     2,000    0.80    $1,600.00
8/5/13     2,500    0.80    $2,000.00
7/17/13    1,000    0.82      $820.00
7/17/13   15,600    0.84   $13,104.00
7/16/13    1,000    0.80      $800.00
7/12/13    1,900    0.82    $1,558.00
7/12/13   25,100    0.84   $21,084.00
7/8/13     1,500    0.79    $1,185.00
6/27/13    1,000    0.79      $790.00
6/24/13    2,500    0.73    $1,825.00
6/24/13    2,000    0.73    $1,460.00
6/24/13    1,500    0.73    $1,095.00
6/24/13    1,500    0.73    $1,095.00
6/24/13    1,500    0.73    $1,095.00
6/24/13    1,500    0.73    $1,095.00
6/24/13    1,500    0.73    $1,095.00
6/19/13    5,000    0.78    $3,900.00
6/18/13    4,000    0.80    $3,200.00
6/18/13   13,000    0.83    $10,790.00
6/18/13    7,000    0.80    $5,600.00
6/18/13    5,000    0.79    $3,950.00
6/18/13    9,000    0.79    $7,110.00
6/11/13    7,000    0.77    $5,390.00
6/10/13    7,500    0.78    $5,850.00
6/10/13    1,826    0.78    $1,424.10
6/10/13    6,374    0.78    $4,971.72
6/6/13     1,500    0.75    $1,125.00
6/6/13     4,200    0.73    $3,066.00
5/28/13     100     0.72 	$72.00
5/24/13    2,500    0.76    $1,900.00
5/24/13    1,500    0.76    $1,140.00
5/24/13    2,500    0.77    $1,925.00
5/24/13    2,500    0.77    $1,925.00
5/24/13    2,500    0.77    $1,925.00
5/23/13    1,299    0.77    $1,000.23
5/23/13    2,500    0.77    $1,925.00

Total     173,899         $138,865.05